Exhibit 12.1

M/I Homes, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Fiscal Year Ended December 31
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes	$51,520	$39,665	$91,785	$86,929	$69,736	$41,335	$12,759
Add:
Loss (income) of unconsolidated joint ventures	(127)	(389)	(640)	(498)	(347)	(322)	12
Fixed charges from below	19,694	19,015	37,861	38,068	33,157	30,985	27,389
Interest amortized to cost of sales	8,609	8,175	18,413	16,966	16,443	15,175	13,468
Less:
Interest capitalized	(9,062)	(8,253)	(17,685)	(18,410)	(17,937)	(13,601)	(9,975)

Total (loss) earnings (a)	$70,634	$58,213	$129,734	$123,055	$101,052	$73,572	$43,653

Fixed charges:
Interest incurred (a)	$16,522	$16,125	$31,881	$32,625	$28,181	$26,201	$23,462
Amortization of debt costs	1,712	1,701	3,402	3,306	3,121	3,338	2,584
Rental expense interest factor	1,460	1,189	2,578	2,137	1,855	1,446	1,343

Total fixed charges	$19,694	$19,015	$37,861	$38,068	$33,157	$30,985	$27,389

Ratio of earnings to fixed charges	3.59	3.06	3.43	3.23	3.05	2.37	1.59

Coverage deficiency	—	—	—	—	—	—	—

(a)	The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings.”

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of income (loss) from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest. Fixed charges consists of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.